Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Phosphate Holdings, Inc.:

We consent to the use of our report dated October 10, 2008, with respect to the consolidated balance sheets of Phosphate Holdings, Inc. and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007, included herein and to the reference to our firm under the headings “Experts” and “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” in the prospectus. Our report refers to changes in accounting for income tax uncertainties in 2007 and accounting for share-based compensation in 2006.

/s/ KPMG LLP

Jackson, Mississippi

October 10, 2008